Exhibit 99.1

EXECUTION VERSION

AMENDED AND RESTATED
SHAREHOLDERS’ AGREEMENT FOR

HEADHUNTER GROUP PLC

Dated as of June 1, 2021

AMENDED AND RESTATED
SHAREHOLDERS’ AGREEMENT

This AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of June 1, 2021, is made by and among Highworld Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Highworld”) and ELQ Investors VIII Limited, a limited liability company organized under the laws of England and Wales (“ELQ VIII”) (together, the “Shareholders”, and each individually, a “Shareholder”) and, on the Effective Date, shall amend, restate and supersede in its entirety that certain Shareholders Agreement dated as of May 13, 2019 between the Shareholders (the “Original Agreement”). All signatories to this Agreement are collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the Company (as defined below) is a public limited company incorporated under the laws of the Republic of Cyprus;

WHEREAS, the Company completed its underwritten initial public offering (the “IPO”) of its Ordinary Shares (as defined below) on May 8, 2019;

WHEREAS, the Company and the Shareholders are contemplating an underwritten secondary public offering of the Shares (the “2021 SPO”), expected to be completed by no later than August 10, 2021 (the “2021 SPO Longstop Date”);

WHEREAS, the Shareholders entered into the Original Agreement in connection with the completion of the IPO;

WHEREAS, pursuant to Section 5.2 of the Original Agreement, the Original Agreement may be amended in writing signed by the Parties; and

WHEREAS, in connection with the proposed 2021 SPO, the parties hereto desire to enter into this Agreement to amend and restate the Original Agreement, effective as of the date of the completion of the 2021 SPO (the “Effective Date”).

NOW, THEREFORE, in consideration of the foregoing, and the mutual rights and obligations set forth below, the Parties hereby agree to amend and restate the Original Agreement in its entirety, effective as of the Effective Date, as follows:

Article I
DEFINITIONS

Section 1.1            Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“2021 SPO” has the meaning set forth in the Recitals.

“2021 SPO Longstop Date” has the meaning set forth in the Recitals.

“Affiliate” means with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person, including in the case of Highworld, any investment funds which have directly or directly invested in Highworld and the Affiliates of such investment funds. The term “control” as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Articles” means the Articles of Association of the Company, as in effect from time to time.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, Moscow, Nicosia, Tortola or London are authorized or obligated by Law or executive order to close.

“Chairman” means chairman of the Board of the Company.

“Company” means Headhunter Group PLC, a public limited company incorporated under the laws of the Republic of Cyprus.

“Effective Date” has the meaning set forth in the Recitals.

“ELQ VIII” has the meaning set forth in the Preamble.

“Highworld” has the meaning set forth in the Preamble.

“Highworld Director Number” has the meaning set forth in Section 2.1(a)(i)(A).

“IPO” has the meaning set forth in the Recitals.

“Law” with respect to any Person, means (a) all provisions of all laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any governmental authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject and (b) all judgments, injunctions, orders and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which it or any of its assets or properties is or may be bound or subject.

“Maximum Shareholding Requirement” has the meaning set forth in Section 3.1(d).

“Minimum Shareholding Requirement” has the meaning set forth in Section 3.1(d).

“Ordinary Shares” means the ordinary shares of the Company, nominal value EUR 0.002 per share.

“Organizational Documents” means the organizational documents of any entity.

“Original Agreement” has the meaning set forth in the Preamble.

“Ownership Percentage” means the percentage obtained by dividing (a) the number of Shares held by such Shareholder and (b) the total number of Shares outstanding.

“Parties” have the meaning set forth in the Preamble.

“Permitted Transferee” means an Affiliate of any Shareholder.

“Person” means an individual, a company, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Policies” means the corporate and governance policies approved by the Board at or around the time of the IPO.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated May 13, 2019, by and among the Company, Highworld and ELQ VIII.

“Shareholders” has the meaning set forth in the Preamble.

“Shares” means the issued and outstanding Ordinary Shares from time to time (or American depositary shares, each representing one Ordinary Share).

“Transfer” means any direct or indirect transfer, sale, exchange, assignment, distribution, pledge, encumbrance, hypothecation or other disposition of Shares, or any legal or beneficial interest therein, in whole or in part, including the grant of an option or other right or the grant of any interest that would result in the transferor no longer having the economic consequences of ownership in, or the power to vote, or cause to be voted, in whole or in part, any Shares, whether voluntarily or involuntarily, including by gift, by contract, by way of merger (forward or reverse) or similar transaction, by operation of Law or otherwise.

Article II
CORPORATE GOVERNANCE AND VOTING

Section 2.1            Corporate Governance Principles.

(a)               The Board shall consist of the number of directors as provided in the Articles of the Company from time to time. Each of the Shareholders agrees to vote all of its Ordinary Shares on matters subject to the vote of such Shareholder to take all other necessary or desirable actions within its control (whether in such Shareholder’s capacity as a Shareholder or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so that:

(i)                 At any time when the Shareholders’ Ownership Percentage in the aggregate is equal to or greater than 35%, and the Shareholders do not own an equal amount of Shares, the Shareholders shall have the right to nominate five (5) directors in the aggregate as follows:

(A)             Highworld shall have the right to nominate the number of directors equal to the product of (x) (i) the number of Shares owned by Highworld divided by (ii) the total number of Shares held by the Shareholders in the aggregate, multiplied by (y) five. The product resulting from the preceding sentence shall be rounded to the nearest whole number, such whole number to be the number of directors that Highworld shall have the right to nominate (the “Highworld Director Number”); and

(B)              ELQ VIII shall have the right to nominate the number of directors equal to (x) five minus (y) the Highworld Director Number;

(ii)              At any time when the Shareholders’ Ownership Percentage in the aggregate is equal to or greater than 35.0%, and the Shareholders own an equal amount of Shares, the Shareholders shall have the right to nominate five (5) directors in the aggregate as follows:

(A)             Highworld shall have the right to nominate three (3) directors; and

(B)              ELQ VIII shall have the right to nominate two (2) directors;

(iii)            At any time when either Shareholder has the right to nominate one or more directors pursuant to this Agreement, the Board shall consist of nine (9) directors unless otherwise agreed in writing by the Shareholders;

(iv)            Notwithstanding anything provided in Section 2.1(a)(i) or Section 2.1(a)(ii), so long as Highworld’s Ownership Percentage is greater than or equal to 7.0%, Highworld shall have the right to nominate one (1) director, who shall be the Chairman; and

(v)             Notwithstanding anything provided in Section 2.1(a)(i) or Section 2.1(a)(ii), so long as ELQ VIII’s Ownership Percentage is greater than or equal to 7.0%, ELQ VIII shall have the right to nominate one (1) director, and the number of directors which Highworld is entitled to nominate shall be reduced accordingly.

(b)               When voting for the election of directors, Highworld and ELQ VIII shall vote in favor of each other’s nominees for appointment as directors.

Section 2.2            Limitation on Amendment of Policies and Articles.

(a)               For so long as the Shareholders’ Ownership Percentage in the aggregate is equal to or greater than 35.0%, Highworld and ELQ VIII shall use all reasonable endeavors to maintain the Company’s existing Policies (as amended from time to time for compliance with applicable laws and regulations), save to the extent both Highworld and ELQ VIII both agree to any such amendment.

Article III

TRANSFER OF SHARES

Section 3.1            Transfer Restrictions.

(a)               Until May 13, 2024, ELQ VIII shall not Transfer any of its Shares without Highworld’s written consent (to be given or withheld at its sole discretion).

(b)               Upon receiving approval to effect a Transfer of Shares from Highworld, ELQ VIII will be permitted, but not obligated, to effect such Transfer or commence the execution of its registration rights under the Registration Rights Agreement within thirty (30) days of reception of such approval.

(c)               Notwithstanding Section 3.1(a), ELQ VIII may Transfer any Shares without Highworld’s consent if such Transfer (i) is to a Permitted Transferee, (ii) does not result in ELQ VIII (along with its Permitted Transferees) owning less than 2,025,429 Shares or (iii) ELQ VIII or any of its Affiliates reasonably determines following consultation with external counsel, or is informed by a governmental authority, that it is or may become impermissible under applicable Law for ELQ VIII or any of its Permitted Transferees to continue to hold such Shares.

(d)               Subject to Section 3.1(e), Section 3.1(a) shall cease to apply to ELQ VIII and ELQ VIII shall be free to Transfer any and all of its Shares without any restrictions pursuant to this Agreement at any time following the date on which the total number of Shares held by Highworld (along with its Permitted Transferees) is (i) less than 15,697,074 (the “Minimum Shareholding Requirement”) or (ii) greater than 17,722,502 (the “Maximum Shareholding Requirement”). Highworld shall promptly (and in any event with 2 Business Days) provide notice to ELQ VIII in the event that the total number of Shares held by Highworld (along with its Permitted Transferees) is less than the Minimum Shareholding Requirement or greater than the Minimum Shareholding Requirement.

(e)               Notwithstanding Section 3.1(d), if, within twenty (20) Business Days of the date on which Highworld (along with its Permitted Transferees) has ceased to hold a total number of Shares greater than the Minimum Shareholding Requirement, Highworld has provided notice to ELQ VIII that the total number of Shares held by Highworld (along with its Permitted Transferees) has again become greater than the Minimum Shareholding Requirement (but, in any case, lower than the Maximum Shareholding Requirement), then Section 3.1(a) shall again apply to ELQ VIII in accordance with its terms, without prejudice to any Transfer of Shares made by ELQ VIII during the time when Section 3.1(a) was not applicable. For the avoidance of doubt, if Highworld does not deliver such notice to ELQ VIII within the specified period, then Section 3.1(a) shall permanently cease to apply to ELQ VIII and ELQ VIII shall be free to Transfer any and all of its Shares without any restrictions pursuant to this Agreement at any time thereafter.

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1            Representations and Warranties of the Shareholders. Each Shareholder, hereby represents and warrants to the other Shareholder that on the date hereof:

(a)               Such Shareholder has full power and authority to execute and deliver this Agreement and perform its obligations under this Agreement.

(b)               This Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable according to its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles where applicable.

(c)               Neither the execution and delivery of this Agreement by such Shareholder nor the performance by such Shareholder of its obligations under this Agreement, will (a) violate the Organizational Documents of such Shareholder or (b) violate or result in a breach of or constitute a default under any Law to which such Shareholder is subject.

Article V
MISCELLANEOUS

Section 5.1            Notices. All notices, demands, requests and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) sent by facsimile or email to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if sent by facsimile or email before 5:00 p.m. London time on a Business Day, and otherwise on the next Business Day, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) to the following addresses:

if to Highworld, to:

Attention of: Yury Titarenko, Director

32 Kritis street, Papachristoforou Building,

1st floor, 3087 Limassol, Cyprus, office number 104

Tel +357 25 114000

Fax +357 25 114001

####@###.###

With copies to (which shall not constitute notice):

Stelios Haralambous

4th Floor, 9 Kafkasou Str., Aglantzia, 2112 Nicosia, Cyprus

Tel/Fax: +357 22 418200

####@###.###

If to ELQ VIII, to:

ELQ Investors VIII Ltd

Plumtree Court

25 Shoe Lane

London EC4A 4AU

United Kingdom

Attention: Jim Wiltshire

Telecopy No.: (+44) 0207 051 7039

Email Address: ####@###.###

With copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

United Kingdom

Attention: Evan S. Simpson

Telephone: +44 (0) 20 7959 8426

Fax: +44 (0) 20 3350 2032

Email Address: ####@###.###

in each case, or such other address as a Party may subsequently provide to the other Parties in writing.

Section 5.2            Amendment. No amendment of any provision of this Agreement shall be effective unless made in writing and signed by a duly authorized representative of each of the Parties hereto.

Section 5.3            No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as permitted in Article III, in which case the Party may assign all rights and delegate all obligations hereunder to such Permitted Transferee, no Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties. No Person who is not a Party to this Agreement has any right to enforce or to enjoy the benefit of any terms of this Agreement by virtue of the Contracts (Rights of Third Parties) Act of 1999 or otherwise.

Section 5.4            No Partnership or Agency. Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between any of the parties, constitute any Party the agent of another Party, nor authorize any Party to make or enter into any commitments for or on behalf of any other Party.

Section 5.5            Further Assurance. Each of the Parties shall, at their own expense from time to time on request, do or procure the doing, of all acts and/or the execution of all documents in a form satisfactory to the other Party which the other Party may reasonably consider necessary for the giving full effect to this Agreement.

Section 5.6            Remedies and Waivers. No failure on the part of a Party to exercise and no delay in exercising, and no course of dealing with respect to, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy under this agreement prevent any other or further exercise or the exercise of any other right or remedy. The rights or remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

Section 5.7            Costs. Each Party shall pay its own costs in connection with the negotiation, preparation, execution and performance of this agreement.

Section 5.8            Entire Agreement. This Agreement constitutes the entire agreement among the Parties and contain all of the agreements among the Parties with respect to the subject matter hereof as of the date of this Agreement and supersede all prior agreements, undertakings and negotiations (in each case, both oral and written) among the Parties concerning the subject matter hereof. Failure by any Party to enforce any covenant, duty, agreement, term or condition of this Agreement, or to exercise any right hereunder, shall not be construed as thereafter waiving such covenant, duty, term, condition or right; and in no event shall any course of dealing, custom or usage of trade modify, alter or supplement any term of this Agreement.

Section 5.9            Conflict With Articles. If, in connection with the relationship between the Parties, a conflict exists between the interpretation of the Articles and the Agreement, this Agreement will prevail.

Section 5.10        Governing Law; Jurisdiction.

(a)               This Agreement, and all claims or causes of action including any non-contractual claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the Laws of England and Wales.

Section 5.11        Arbitration. Any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, or the transactions contemplated herein, or the breach, termination or validity thereof may be referred to and finally resolved by arbitration under the Arbitration Rules of the London Court of International Arbitration (“LCIA”) (the “Rules”), which Rules are deemed to be incorporated by reference in this Section 5.11. The number of arbitrators shall be three (3), and the parties in such arbitration shall each nominate one (1) arbitrator. The third arbitrator, who will act as chairman of the arbitral tribunal, will be appointed by the President of the LCIA having taken into account any agreement on the arbitrator to be appointed as chairman of the arbitral tribunal reached by the two Party-nominated or appointed arbitrators, such agreement to be within fourteen (14) days of the appointment of the last Party nominated or appointed arbitrator. The legal place of arbitration shall be London and the language of arbitration shall be English. This arbitration agreement, including its validity and scope, shall be governed by English law. For the avoidance of doubt, the Parties acknowledge and agree that the Party bringing any dispute, controversy or claim may bring (i) arbitration under this Section 5.11 or (ii) a dispute under Section 6.5 hereof.

Section 5.12        Specific Performance. Each of the Parties acknowledges that the other Parties may have no adequate remedy at law if such Party fails to perform its respective obligations under this Agreement. In such event, each of the Parties shall have the right, in addition to any other rights each Party may have, to seek specific performance of the obligation of the other Party. Each Party agrees that it will not take any action to impede the other Parties’ efforts to enforce such right of specific performance.

Section 5.13        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

Section 5.14        Severability. Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future Law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

Section 5.15        Amendment and Restatement. The Original Agreement is hereby amended in its entirety and restated as set forth herein. Such amendment and restatement is effective upon the Effective Date. This Agreement shall immediately terminate in the event that the Effective Date does not occur on or prior to the 2021 SPO Longstop Date. For the avoidance of doubt, in the event that this Agreement terminates as a result of the foregoing sentence, then the Original Agreement shall remain in full force and effect in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

ELQ INVESTORS VIII LIMITED

By:	/s/ J. Wiltshire
Name: J. Wiltshire
Title Director

HIGHWORLD INVESTMENTS LIMITED

By:	/s/ Yury Titarenko
Name: Yury Titarenko
Title Director

[Signature Page to Amended and Restated Shareholders’ Agreement]